

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 19, 2009

Donald Colvin
Chief Financial Officer
ON Semiconductor Corporation
5005 E. McDowell Road
Phoenix, AZ 85008

 Re: **ON Semiconductor Corporation**
 Form 10-K for the Fiscal-Year ended December 31, 2007
 Filed February 12, 2008
 File No. 000-30419

Dear Mr. Colvin:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

 Sincerely,

 Angela Crane
 Branch Chief